September 29, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jim Rosenberg, Division of Corporate Finance

Re:	IPC The Hospitalist Company, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A Filed April 26, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
File No. 001-33930

Ladies and Gentlemen:

Thank you for your letter dated September 15, 2010, addressed to Dr. Adam D. Singer of IPC The Hospitalist Company, Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.

To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comments, and our response follows.

10-K for the Fiscal Year Ended December 31, 2009

Exhibits 31.1 and 31.2

Please amend the filing to provide certifications that include the entire introductory language of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. This comment also applies to the certifications filed with your Forms 10-Q for the quarters ending March 31, 2010 and June 30, 2010.

Response:

The Company will file an amended Form 10-K for the fiscal year ended December 31, 2009 and amended Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 to include new certifications of the principal executive officer and the principal financial officer so that the entire introductory language of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K is included in such certifications.

Corporate Headquarters  —  4605 Lankershim Blvd, Suite 617  —  North Hollywood, CA 91602  —  Tel (818) 766-3502  —   Fax (818) 766-3999  —  Toll Free (888) 447-2362  —  www.hospitalist.com

Definitive Proxy Statement on Schedule 14A Filed April 26, 2010

Performance-Based Bonus, page 17

2. We note that bonuses were based in part upon the Compensation Committee’s consideration of “the attainment of a quality goal based on established clinical quality metrics.” The Compensation Discussion and Analysis does not disclose how the Compensation Committee determined whether and the extent to which the company’s quality goal was achieved. Please confirm that, if applicable, your 2011 proxy statement will provide the following:

•	A more detailed specific description and quantification of your quality goal and the metrics utilized to determine the level of goal achievement; and

•	A discussion of how the level of achievement of your quality goal affected the actual bonus granted.

To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

Response:

The Company provides annual incentive compensation through its performance-based bonus plan (the “bonus plan”). As noted on page 16 of the proxy statement, at the beginning of 2009, the Compensation Committee established performance objectives for the payment of cash bonus incentive payments to our executive officers. Performance objectives were based on (1) the attainment of a pre-established target of adjusted earnings before interest, tax, depreciation and amortization, and stock compensation expense or adjusted EBITDA of $33.3 million, (2) the attainment of a pre-established revenue target of $300.3 million and (3) the attainment of a quality goal based on established clinical quality metrics. The Compensation Committee established a target percentage of base salary for the achievement of the objectives. Twenty-five percent of the bonus target was tied to the revenue goal, sixty-five percent was tied to the adjusted EBITDA goal and ten percent was tied to the achievement of a quality goal.

The Company disclosed the extent to which each of the financial performance measures were achieved and that the quality goal was achieved at 100% on page 18 of the proxy statement. In addition, the table on page 18 of the proxy statement illustrates the potential awards based on achievement of various levels of the financial objectives assuming the quality target is met. The actual incentive amounts paid are disclosed in the Summary Compensation Table on page 20 of the proxy statement. However, as described below, we believe that additional disclosure regarding the quality goal is not required for two reasons. First, because it is not material to investors because the quality goal represented only 10% of each potential award under the bonus plan and contributed, on average, less than 2% of the total compensation of each named executive officer’s 2009 compensation. Second, we believe that a more detailed specific description and quantification of the quality goal potentially would result in competitive harm to the Company and its stockholders. If it is determined that the quality goal is material to investors, then we intend to include an expanded discussion of competitive harm in future filings (as discussed in Part B of this response below).

Supporting Analysis

A.	Materiality of Disclosure Regarding Performance Goals

Item 402(b) and Instruction 1 state that the purpose of the Compensation Discussion and Analysis is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, disclosure regarding the quality goal need only be included in the Compensation Discussion and Analysis if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

With respect to the bonus plan, narrative information regarding the structure of the bonus plan is material and necessary because the bonus plan is an important component of the compensation program for our named executive officers. However, we do not believe that further information regarding the quality goal is material or necessary because (i) such disclosure would not give investors any significant insight into our short-term performance-based compensation program or the operation of the bonus plan and (ii) as noted above, the quality goal represented only 10% of each potential award under the bonus plan and contributed, on average, less than 2% of the total compensation of each named executive officer’s 2009 compensation.

We believe that our disclosure in the proxy statement of the material elements of the bonus plan is sufficiently detailed to provide investors with an understanding of the Company’s compensation policies and decisions regarding its named executive officers. In contrast, additional information regarding the quality goal does not significantly aid an investor’s understanding and, therefore, is not “necessary to an understanding of [the Company’s] compensation policies and decisions regarding” its named executive officers.

The standard for assessing materiality in the context of the securities laws is well understood. As stated by the Supreme Court in TSC Industries v. Northway and elsewhere, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock. 426 U.S. 438, at 449 (1976). For the reasons described above, it is highly unlikely that a “reasonable” shareholder would find disclosure of additional information regarding the quality goal (representing, on average, less than 2% of the total compensation paid to the named executive officers) to be “important” in making any voting decision.

B.	Competitive Harm

We are a leading provider of hospitalist services in the United States. We assist hospitals and payors in improving quality of care, increasing operating efficiencies and reducing costs. Through our affiliated hospitalists, we provide, manage and coordinate the care of hospitalized patients and serve as the inpatient partner of primary care physicians and specialists, allowing them to focus their time and resources on their office based practices or their specialties. We also provide our affiliated hospitalists with the infrastructure, information management systems, specialized training programs and administrative support necessary to perform these services. We provide a comprehensive solution of clinical and management experience, proprietary technology and high quality of care to healthcare constituents, which we believe provides us with a sustained competitive advantage to capitalize on the rapid growth in demand for hospitalists.

The quality objective underlying the quality goal component of the bonus plan changes annually, and is based on strategic objectives and initiatives related to matters under the purview of our Quality Committee in the area of clinical quality and physician development and retention. If we were required to disclose the quality goal, competitors, patients, employees and malpractice attorneys could misconstrue and use this information to the detriment of the Company and our stockholders.

We compete with many types of healthcare providers, including teaching, research and government institutions, hospitals and other practice groups, for the services of clinicians. Any decline in our reputation as it relates to quality of care would adversely impact our ability to recruit the talent required to service our customers. A competitor could market our quality goal, or our failure to achieve the target established for such quality goal, as a quality weakness and use that against us when competing to hire physicians and other licensed providers or in inducing our employees to leave the Company. If we are unable to hire the top talent or experience a decline in the number of our employees, our ability to recruit new hospitalists with the expertise necessary to provide services within our business and our ability to renew contracts with existing hospitalists on acceptable terms would be limited. If we experience a significant decline in the number of our hospitalists, our growth could be impeded, the consistency of our services could be negatively affected, and our reputation in the healthcare community could be adversely impacted.

Any perceived decline in our reputation for providing high-quality care would negatively impact our ability to retain customers and attract new business. A competitor could interpret the establishment of a particular quality goal as a sign that the Company has a weakness in a particular area and use that information to market itself as providing better quality of care than us. In addition, concerns over our quality of care could greatly impact the referrals we receive for our services. We receive referrals from community medical providers, emergency departments, payors, and hospitals in the same manner as other medical professionals receive patient referrals. We do not provide compensation or other remuneration to our referral sources for referring patients to us. A decrease in these referrals due to concerns about the quality of our services could result in a significant decrease in our revenues and adversely impact our financial condition.

Finally, our business has an inherent risk of claims of medical malpractice against our affiliated physicians and us. Disclosure of the quality goal could be misconstrued and used by malpractice attorneys as evidence of a quality of care issue. In addition, our professional liability insurance coverage generally must be renewed annually. If our insurance carriers perceive quality of care issues on the basis of the disclosure of performance goals, or the failure to achieve specific performance goals, then we may not be able to renew our insurance coverage or obtain alternative coverage at acceptable costs and on favorable terms. Liabilities in excess of our insurance coverage could have a material adverse effect on our business, financial condition, and results of operations.

Accordingly, we do not believe that disclosure of specific quality goal is required because it would result in competitive harm to the Company and our stockholders. If it is determined that information regarding specific quality goals is material to an investor’s voting decision, in response to the Staff’s Comment No. 2, we intend to expand our disclosures in future filings regarding the Compensation Committee’s assessment of how difficult it would be for the named executive officers to achieve the undisclosed quality goal.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (818)766-3502.

Very truly yours,

Adam D. Singer M.D.
Chief Executive Officer

cc:	Don Abbott, Senior Staff Accountant
Christine Allen, Staff Accountant
John Krug, Staff Attorney